                                                     RULES 424(B)(3) AND 424(C)
                                                     REGISTRATION NO. 333-42317

PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED MARCH 5, 1998

                       CONSOLIDATION CAPITAL CORPORATION

  Consolidation Capital Corporation (the "Company") has prepared this Prospectus Supplement to update certain information included in the Company's Prospectus dated March 5, 1998 covering 24,000,000 shares of the Company's common stock, $.001 par value (the "Common Stock").

  On March 10, 1998, the Company entered into a letter of intent to acquire Crest International, LLC ("Crest"). Crest was founded in 1995 and specializes in providing janitorial maintenance management services to retail, industrial and commercial clients from its headquarters in Green Bay and from its offices in Milwaukee, Appleton, Madison, Wausau, LaCrosse, Sheboygan and Marionette. Crest had revenues of approximately $11.9 million for the year ended December 31, 1997. Crest has approximately 960 employees. Thomas Tess, Crest's founder and president, will sign an employment contract to continue to serve as the president of Crest. The consideration to be paid by the Company for Crest consists of $3.5 million in shares of Common Stock. The acquisition of Crest will be accounted for under the pooling-of-interests method.

  On March 11, 1998, the Company completed the acquisitions of Garfield Electric Company ("Garfield"), Indecon, Inc. ("Indecon"), Riviera Electric Construction Co., ("Riviera"), SKC Electric, Inc. ("SKC"), Town & Country Electric Inc. ("Town & Country"), Tri-City Electrical Contractors, Inc. ("Tri-City") and Wilson Electric Company, Inc. ("Wilson," and together with the foregoing acquisitions, the "Electrical Group"). The aggregate consideration (including certain fees) paid by the Company for these acquisitions was $72.9 million in cash and 3,423,453 shares of Common Stock. In addition, there is the potential for the payment of up to an additional $37.0 million in cash and shares of Common Stock based upon the performance of the acquired businesses as a group.

  On March 25, 1998, the Company completed the acquisition of Walker Engineering, Inc. ("Walker"). Walker was founded in 1981 and specializes in providing electrical installation and maintenance services from its headquarters in Dallas and from its offices in Fort Worth and Austin. Walker had revenues of approximately $127.7 million for the year ended December 31, 1997, consisting of approximately 88% commercial, institutional and industrial installation and approximately 12% electrical maintenance services. Walker has approximately 1,100 employees. Charles Walker, Walker's founder and president, signed an employment contract to continue to serve as the president of Walker. The consideration paid by the Company for Walker consisted of $35 million in cash and 1,521,739 shares of Common Stock. In addition, there is the potential for the payment of up to an additional $30 million, consisting of 50% in cash and 50% in shares of Common Stock, based upon the performance of Walker.

  Set forth below are (i) the Company's unaudited pro forma financial statements as of December 31, 1997 and for the year then ended, and (ii) the consolidated financial statements of Walker as of December 31, 1997 and for the year then ended.

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MARCH 30, 1998.

                       CONSOLIDATION CAPITAL CORPORATION

                      INTRODUCTION TO UNAUDITED PRO FORMA
                         COMBINED FINANCIAL STATEMENTS

  The following unaudited pro forma combined balance sheet gives effect to the recent acquisitions of Service Management, the Electrical Group and Walker, as if they had occurred as of the Company's most recent balance sheet date, December 31, 1997.

  The unaudited pro forma combined statement of operations give effect to the recent acquisitions of Service Management, the Electrical Group and Walker as if they had occurred on January 1, 1997.

  The pro forma adjustments are based on estimates, available information and certain assumptions and may be revised as additional information becomes available. The pro forma financial data do not purport to represent what the Company's financial position and results of operations would actually have been if such transactions in fact had occurred on the assumed dates and are not necessarily representative of the Company's financial position or results of operations for any future period. The unaudited pro forma combined financial statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus.

                       CONSOLIDATION CAPITAL CORPORATION

                       PRO FORMA COMBINED BALANCE SHEET

                               DECEMBER 31, 1997

                                   UNAUDITED
                                (IN THOUSANDS)

                                                                                                     TOWN &
                    CONSOLIDATION  SERVICE       SKC              GARFIELD   RIVIERA     TRI-CITY   COUNTRY   WILSON    WALKER
                       CAPITAL    MANAGEMENT  ELECTRIC   INDECON  ELECTRIC   ELECTRIC   ELECTRICAL  ELECTRIC ELECTRIC ENGINEERING
                     CORPORATION  USA, INC.  & AFFILIATE  INC.    COMPANY  CONSTRUCTION CONTRACTORS   CO.      CO.       INC.
                    ------------- ---------- ----------- -------  -------- ------------ ----------- -------- -------- -----------
      ASSETS
Current assets:
 Cash and cash
  equivalents......   $528,392      $    4     $1,686    $         $    1    $   295      $ 1,334   $   198  $ 1,042    $ 5,074
 Marketable
  securities.......                    128
 Accounts
  receivable,
  net..............                  4,132      5,301     2,432     1,829      9,288       16,873    10,605   14,085     19,060
 Inventories.......                               161        39        54                     380       295
 Costs and
  estimated
  earnings in
  excess of
  billings on
  uncompleted
  contracts........                               135        56     1,211        190        2,402     1,705    1,302        281
 Prepaid expenses
  and other
  current assets...        653         303        150       788        58         31        1,491       730      233        315
                      --------      ------     ------    ------    ------    -------      -------   -------  -------    -------
   Total current
    assets.........    529,045       4,567      7,433     3,315     3,153      9,804       22,480    13,533   16,662     24,730
Property and
 equipment, net....         20       2,333        554       200       294      1,608        2,513     1,626      704      1,755
Other assets.......                     27        381         1       161        246          838        99      136        181
Intangibles........                    202                                                              172       11
                      --------      ------     ------    ------    ------    -------      -------   -------  -------    -------
   Total assets....   $529,065      $7,129     $8,368    $3,516    $3,608    $11,658      $25,831   $15,430  $17,513    $26,666
                      ========      ======     ======    ======    ======    =======      =======   =======  =======    =======
  LIABILITIES AND
   STOCKHOLDERS'
       EQUITY
Current
 liabilities:
 Short term debt...   $             $1,623     $  196    $  728    $  853    $ 1,524      $   238   $   320  $   183    $ 4,126
 Current
  maturities,
  capital leases...
 Accounts
  payable..........        156       1,738      1,415       527       870      3,590        5,414     2,206    4,589      5,751
 Accrued
  liabilities and
  other............      1,612         556      2,021       611       415      1,554        3,070     3,104    3,879      4,292
 Billings in
  excess of costs
  and estimated
  earnings on
  uncompleted
  contracts........                             1,652       134       186      1,088        7,046     1,267    3,402      7,436
                      --------      ------     ------    ------    ------    -------      -------   -------  -------    -------
   Total current
    liabilities....      1,768       3,917      5,284     2,000     2,324      7,756       15,768     6,897   12,053     21,605
Long-term debt.....                    730        982                  18      2,798          252       197                  76
ESOP liability.....                             1,822
                      --------      ------     ------    ------    ------    -------      -------   -------  -------    -------
   Total
    liabilities....      1,768       4,647      8,088     2,000     2,342     10,554       16,020     7,094   12,053     21,681
                      ========      ======     ======    ======    ======    =======      =======   =======  =======    =======
Stockholders'
 equity:
 Common Stock......         30         180         11         3       503      1,351           10         2       10         12
 Convertible Non-
  Voting common
  stock............          1
 Additional paid-
  in capital.......    527,259         110                                                    112       515      266        918
 Retained
  earnings.........          7       2,192        269     1,546       958       (247)       9,689     7,819    5,184       4055
 Treasury stock....                                         (33)     (195)
                      --------      ------     ------    ------    ------    -------      -------   -------  -------    -------
   Total
    stockholders'
    equity.........    527,297       2,482        280     1,516     1,266      1,104        9,811     8,336    5,460      4,985
                      --------      ------     ------    ------    ------    -------      -------   -------  -------    -------
   Total
    liabilities and
    stockholders'
    equity.........   $529,065      $7,129     $8,368    $3,516    $3,608    $11,658      $25,831   $15,430  $17,513    $26,666
                      ========      ======     ======    ======    ======    =======      =======   =======  =======    =======
                                  PRO
                     PRO FORMA   FORMA
                    ADJUSTMENTS COMBINED
                    ----------- --------
      ASSETS
Current assets:
 Cash and cash
  equivalents......  $(115,788) $422,238
 Marketable
  securities.......                  128
 Accounts
  receivable,
  net..............               83,605
 Inventories.......                  929
 Costs and
  estimated
  earnings in
  excess of
  billings on
  uncompleted
  contracts........                7,282
 Prepaid expenses
  and other
  current assets...                4,752
                    ----------- --------
   Total current
    assets.........   (115,788)  518,934
Property and
 equipment, net....               11,607
Other assets.......                2,070
Intangibles........    173,182   173,567
                    ----------- --------
   Total assets....  $  57,394  $706,178
                    =========== ========
  LIABILITIES AND
   STOCKHOLDERS'
       EQUITY
Current
 liabilities:
 Short term debt...  $    (196) $  9,595
 Current
  maturities,
  capital leases...                  --
 Accounts
  payable..........               26,256
 Accrued
  liabilities and
  other............        300    21,114
 Billings in
  excess of costs
  and estimated
  earnings on
  uncompleted
  contracts........               22,511
                    ----------- --------
   Total current
    liabilities....        104    79,476
Long-term debt.....     (3,182)    1,871
ESOP liability.....     (1,822)      --
                    ----------- --------
   Total
    liabilities....     (4,900)   81,347
                    =========== ========
Stockholders'
 equity:
 Common Stock......     (2,077)       35
 Convertible Non-
  Voting common
  stock............                    1
 Additional paid-
  in capital.......     95,608   624,788
 Retained
  earnings.........    (31,465)        7
 Treasury stock....        228       --
                    ----------- --------
   Total
    stockholders'
    equity.........     62,294   624,831
                    ----------- --------
   Total
    liabilities and
    stockholders'
    equity.........  $  57,394  $706,178
                    =========== ========

                       CONSOLIDATION CAPITAL CORPORATION

                  PRO FORMA COMBINED STATEMENT OF OPERATIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1997

                                   UNAUDITED
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                               SKC                                                TOWN &
                   CONSOLIDATION  SERVICE   ELECTRIC           GARFIELD   RIVIERA     TRI-CITY   COUNTRY    WILSON     WALKER
                      CAPITAL    MANAGEMENT     &     INDECON  ELECTRIC   ELECTRIC   ELECTRICAL  ELECTRIC  ELECTRIC  ENGINEERING
                    CORPORATION  USA, INC.  AFFILIATE  INC.    COMPANY  CONSTRUCTION CONTRACTORS   CO.       CO.        INC.
                   ------------- ---------- --------- -------  -------- ------------ ----------- --------  --------  -----------
Revenues.........     $           $26,266    $23,482  $13,672  $10,826    $37,049      $79,493   $48,726   $71,009    $127,672
Cost of revenues.                  19,856     16,971   11,301    8,286     31,607       63,551    39,701    59,036     106,346
                      -------     -------    -------  -------  -------    -------      -------   -------   -------    --------
Gross profit.....                   6,410      6,511    2,371    2,540      5,442       15,942     9,025    11,973      21,326
Selling, general
& administrative
expenses.........       1,985       3,832      4,200    1,376    1,605      3,999        9,925     7,006    10,514      21,786
Goodwill
amortization.....
                      -------     -------    -------  -------  -------    -------      -------   -------   -------    --------
 Operating
 income..........      (1,985)      2,578      2,311      995      935      1,443        6,017     2,019     1,459        (460)
Other (income)
expense:
 Interest
 expense.........                      53                  33       69        229           53        75       110          36
 Interest income.      (2,056)                                                            (168)               (156)       (328)
 Other, net......                       6        (40)     (41)      24       (119)          26      (113)       77
                      -------     -------    -------  -------  -------    -------      -------   -------   -------    --------
Income before
provision
for income taxes.          71       2,519      2,351    1,003      842      1,333        6,106     2,057     1,428        (168)
Provision for
income
taxes............          64          52      1,150      452      319                     462       894       625
                      -------     -------    -------  -------  -------    -------      -------   -------   -------    --------
Net income.......     $     7     $ 2,467    $ 1,201  $   551  $   523    $ 1,333      $ 5,644   $ 1,163   $   803    $   (168)
                      =======     =======    =======  =======  =======    =======      =======   =======   =======    ========
Net income per
share--Basic.....
Net income per
share--Diluted...
Weighted average
number of common
shares
outstanding (Note
3)...............
Weighted average
number of common
and potentially
dilutive shares
outstanding
(Note 4).........
                   COMBINED   PRO FORMA  PRO FORMA
                    TOTAL    ADJUSTMENTS  COMBINED
                   --------- ----------- -----------
Revenues.........  $438,195    $         $  438,195
Cost of revenues.   356,655                 356,655
                   --------- ----------- -----------
Gross profit.....    81,540                  81,540
Selling, general
& administrative
expenses.........    66,228    (18,302)      47,926
Goodwill
amortization.....                4,329        4,329
                   --------- ----------- -----------
 Operating
 income..........    15,312     13,973       29,285
Other (income)
expense:
 Interest
 expense.........       658                     658
 Interest income.    (2,708)       451       (2,257)
 Other, net......      (180)                   (180)
                   --------- ----------- -----------
Income before
provision
for income taxes.    17,542     13,522       31,064
Provision for
income
taxes............     4,018     10,048       14,066
                   --------- ----------- -----------
Net income.......  $ 13,524    $ 3,474   $   16,998
                   ========= =========== ===========
Net income per
share--Basic.....                        $     1.10
                                         ===========
Net income per
share--Diluted...                        $     1.10
                                         ===========
Weighted average
number of common
shares
outstanding (Note
3)...............                        15,390,471
                                         ===========
Weighted average
number of common
and potentially
dilutive shares
outstanding
(Note 4).........                        15,457,001
                                         ===========

                       CONSOLIDATION CAPITAL CORPORATION

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 1--UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS

  The unaudited pro forma combined balance sheet reflects the following adjustments:

                                                                      PRO FORMA
                                                        (A)     (B)  ADJUSTMENTS
                                                     ---------  ---- -----------
                       ASSETS
                       ------
Current assets:
  Cash and cash equivalents......................... $(115,788) $     $(115,788)
  Marketable securities.............................
  Accounts receivable, net..........................
  Prepaid and other current assets..................
                                                     ---------  ----  ---------
    Total current assets............................  (115,788)        (115,788)
Property and equipment, net.........................
Other assets........................................
Goodwill, net.......................................   172,882   300    173,182
                                                     ---------  ----  ---------
    Total assets.................................... $  57,094  $300  $  57,394
                                                     =========  ====  =========
        LIABILITIES AND STOCKHOLDERS' EQUITY
        ------------------------------------
Current liabilities:
  Current maturities, long-term debt................ $    (196) $     $    (196)
  Current maturities, capital leases................
  Accounts payable..................................
  Accrued liabilities and other.....................             300        300
                                                     ---------  ----  ---------
    Total current liabilities.......................      (196)  300        104
Subordinated debt to stockholders...................
Long-term debt, less current maturities.............    (3,182)          (3,182)
Other long-term liabilities.........................
ESOP liability......................................    (1,822)          (1,822)
                                                     ---------  ----  ---------
    Total liabilities...............................    (5,200)  300     (4,900)
                                                     ---------  ----  ---------
Stockholders' equity:
  Common Stock......................................    (2,077)          (2,077)
  Non-Voting Common Stock...........................
  Additional paid-in capital........................    95,608           95,608
  Treasury Stock....................................       228              228
  Retained earnings.................................   (31,465)         (31,465)
                                                     ---------  ----  ---------
    Total stockholders' equity......................    62,294           62,294
                                                     ---------  ----  ---------
    Total liabilities and stockholders' equity...... $  57,094  $300  $  57,394
                                                     =========  ====  =========

--------
(A) Reflects the recent acquisitions of Service Management, the Electrical Group and Walker for consideration consisting of $115,788 in cash and 5,088,049 shares of common stock valued at $97,534, for a total estimated purchase price of $213,322 resulting in excess purchase price over the fair value of net assets acquired of $172,882. For purposes of computing the estimated purchase price for accounting purposes, the value of the shares was determined in consideration of restrictions on the sale and transferability of the shares issued. The shares generally will be subject to the following restrictions on resale: up to one-third of

                       CONSOLIDATION CAPITAL CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

    the shares may be resold beginning twelve months after their date of acquisition, the first one-third and an additional one-third may be resold beginning eighteen months after their date of acquisition and the first two-thirds and the remaining one-third may be resold beginning twenty-four months after their date of acquisition. Also reflects the repayment of the employee stock ownership plan (ESOP) debt and the related elimination of unearned ESOP shares at one of the Electrical Group companies, and the forgiveness of a $2,200 note payable to a shareholder of one of the the Electrical Group companies.

(B) Records the net deferred income tax liability attributable to the temporary differences between the financial reporting and tax basis of assets and liabilities of Service Management.

NOTE 2--UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS ADJUSTMENTS

  The unaudited pro forma combined statements of operations reflect the following adjustments:

  For the year ended December 31, 1997:

                                                                       TOTAL PRO
                                                                         FORMA
                           (A)       (B)      (C)     (D)     (E)     ADJUSTMENTS
                         --------  -------  -------  -----  --------  -----------
Revenues................ $         $        $        $      $          $
Cost of revenues........
  Gross profit..........
Selling, general and
 administrative
 expenses...............  (15,011)           (3,291)                    (18,302)
Goodwill amortization...             4,329                                4,329
                         --------  -------  -------  -----  --------   --------
  Operating income
   (loss)...............   15,011   (4,329)   3,291                      13,973
Other (income) expense:
Interest expense........
  Interest income.......                               451                  451
  Other, net............
Income (loss) before
 provision for income
 taxes..................   15,011   (4,329)   3,291   (451)              13,522
                         --------  -------  -------  -----  --------   --------
Provision for income
 taxes..................                                      10,048     10,048
                         --------  -------  -------  -----  --------   --------
Net income (loss)....... $ 15,011  $(4,329) $ 3,291  $(451) $(10,048)  $  3,474
                         ========  =======  =======  =====  ========   ========

--------
(A) Reflects the modifications in salaries, bonuses and benefits to the owners of Service Management, the Electrical Group and Walker to which they have agreed prospectively.

(B) Reflects the amortization of goodwill to be recorded as a result of the acquisitions of Service Management, the Electrical Group and Walker over a 40 year estimated life.

(C) Adjustment to eliminate expense recorded in connection with the Electrical Group ESOPs. These plans will be converted to profit sharing plans as part of the acquisitions, and no future contributions will be made.

(D) Adjustment to eliminate interest income relating to the cash consideration of $115,788 used in the acquisition of Service Management, the Electrical Group and Walker.

(E) Reflects the incremental provision for federal and state income taxes assuming (i) the acquisitions were subject to federal and state income tax; (ii) the other statements of operations' adjustments; and (iii) the amortization of goodwill is not tax deductible, with the exception of the goodwill associated with the acquisition of Service Management.

                       CONSOLIDATION CAPITAL CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)


NOTE 3--CALCULATION OF WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

  Includes (i) 1,777,851 shares representing the weighted average common shares outstanding as a result of the Company's intial public offering completed in December 1997 (the "IPO"), excluding those shares referred to in
(iv) below, (ii) 2,300,000 shares issued to founding stockholder of the Company, (iii) 5,088,049 shares issued to the owners of Service Management, the Electrical Group and Walker, and (iv) 6,224,571 shares of the 27,850,000 shares issued in the Company's IPO to fund the cash portion of the consideration payable to the owners of Service Management, the Electrical Group and Walker.

NOTE 4--CALCULATION OF WEIGHTED AVERAGE NUMBER OF COMMON AND POTENTIALLY DILUTIVE SHARES OUTSTANDING

  Includes (i) 1,777,851 shares representing the weighted average common shares outstanding as a result of the Company's IPO, excluding those shares referred to in (iv) below, (ii) 2,300,000 shares issued to the founding stockholder of the Company, (iii) 5,088,049 shares issued to the owners of Service Management, the Electrical Group and Walker, (iv) 6,224,571 shares of the 27,850,000 shares issued in the Company's IPO to fund the cash portion of the consideration payable to the owners of Service Management the Electrical Group and Walker, (v) 17,215 weighted average shares, calculated using the treasury stock method, to reflect the potential dilutive effects of the assumed exercise at date of grant of certain warrants issued to Jonathan Ledecky and the representatives of the underwriters in the Company's IPO and all outstanding options, and (vi) 49,315 weighted average shares attributable to the 500,000 convertible non-voting common shares issued concurrent with the Company's IPO.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
INDEPENDENT AUDITORS' REPORT...............................................  F-9
FINANCIAL STATEMENTS
  Balance Sheet............................................................ F-10
  Statement of Income and Changes in Retained Earnings..................... F-11
  Statement of Cash Flows.................................................. F-12
  Notes to Financial Statements............................................ F-13

                         INDEPENDENT AUDITORS' REPORT

Walker Engineering, Inc.
Dallas, Texas

  We have audited the accompanying balance sheet of Walker Engineering, Inc., (an S Corporation) as of December 31, 1997, and the related statement of income and changes in retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walker Engineering, Inc., as of December 31, 1997, and the results of its operations and changes in retained earnings, and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          Hutton, Patterson & Company

February 27, 1998
Dallas, Texas

                            WALKER ENGINEERING, INC.

                                 BALANCE SHEET

                               DECEMBER 31, 1997

                              ASSETS
CURRENT ASSETS
  Cash............................................................. $ 5,074,179
  Contracts receivable.............................................  19,059,634
  Notes receivable, employees......................................      31,202
  Investment in life insurance contracts...........................     284,188
  Unbilled revenues................................................     281,404
                                                                    -----------
    TOTAL CURRENT ASSETS...........................................  24,730,607
                                                                    -----------
PROPERTY AND EQUIPMENT
  Automotive equipment.............................................   1,459,259
  Operating equipment..............................................   1,134,603
  Office furniture and equipment...................................     423,321
  Computer and software............................................     459,209
  Leasehold improvements...........................................      69,211
                                                                    -----------
                                                                      3,545,603
  Less accumulated depreciation and amortization...................   1,790,274
                                                                    -----------
    NET PROPERTY AND EQUIPMENT.....................................   1,755,329
                                                                    -----------
    OTHER ASSETS...................................................     180,530
                                                                    -----------
                                                                    $26,666,466
                                                                    ===========
               LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable................................................. $ 5,751,485
  Accrued expenses.................................................   4,291,921
  Excess billings..................................................   7,435,796
  Capital leases payable, current portion..........................     126,332
  Notes payable, shareholder.......................................   4,000,000
                                                                    -----------
    TOTAL CURRENT LIABILITIES......................................  21,605,534
                                                                    -----------
LONG-TERM LIABILITIES
  Capital leases payable, net of current portion...................      76,334
                                                                    -----------
    TOTAL LIABILITIES..............................................  21,681,868
                                                                    -----------
SHAREHOLDERS' EQUITY
  Common stock (no par value; 1,000,000 shares authorized; 116,452
   shares issued and outstanding)..................................      11,645
  Paid-in capital..................................................     917,869
  Retained earnings................................................   4,055,084
                                                                    -----------
    TOTAL SHAREHOLDERS' EQUITY.....................................   4,984,598
                                                                    -----------
                                                                    $26,666,466
                                                                    ===========

   The accompanying notes are an integral part of these financial statements.

                            WALKER ENGINEERING, INC.

              STATEMENT OF INCOME AND CHANGES IN RETAINED EARNINGS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

REVENUES EARNED................................................... $127,672,430
COSTS OF REVENUES EARNED..........................................  106,346,712
                                                                   ------------
GROSS PROFIT......................................................   21,325,718
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES......................   21,785,658
                                                                   ------------
LOSS FROM OPERATIONS..............................................     (459,940)
                                                                   ------------
OTHER INCOME (LOSS)
  Interest income.................................................      327,992
  Loss on sale of assets..........................................      (35,720)
                                                                   ------------
                                                                        292,272
                                                                   ------------
NET LOSS..........................................................     (167,668)
RETAINED EARNINGS, beginning......................................    4,222,752
                                                                   ------------
RETAINED EARNINGS, ending......................................... $  4,055,084
                                                                   ============


   The accompanying notes are an integral part of these financial statements.

                            WALKER ENGINEERING, INC.

                            STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss....................................................... $  (167,668)
  Adjustments to reconcile net loss to net cash flows used in operating activities
    Loss on sale of assets.......................................      35,720
    Depreciation and amortization................................     391,468
    Changes in assets and liabilities
      Increase in contracts receivable...........................  (1,891,690)
      Decrease in unbilled revenues..............................      31,061
      Increase in accounts payable...............................     213,798
      Increase in accrued expenses...............................   2,429,709
      Decrease in excess billings................................    (470,531)
                                                                  -----------
  Net cash flows provided by operating activities................     571,867
                                                                  -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment.............................  (1,314,417)
  Proceeds from sale of property and equipment...................      34,439
  Increase in investment in life insurance contracts.............     (23,356)
  Employee loans advanced........................................      (5,082)
  Payments received on employee loans............................      31,724
  Other asset additions..........................................     (96,175)
                                                                  -----------
    Net cash flows used in investing activities..................  (1,372,867)
                                                                  -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Payments on lease obligations..................................    (126,296)
  Proceeds from shareholder loan.................................   5,000,000
  Payments on shareholder loan...................................  (3,000,000)
                                                                  -----------
    Net cash flows provided by financing activities..............   1,873,704
                                                                  -----------
NET INCREASE IN CASH.............................................   1,072,704
CASH, beginning..................................................   4,001,475
                                                                  -----------
CASH, ending..................................................... $ 5,074,179
                                                                  ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
  Cash paid for Interest......................................... $   230,598
                                                                  ===========

   The accompanying notes are an integral part of these financial statements.

                           WALKER ENGINEERING, INC.

                         NOTES TO FINANCIAL STATEMENTS


NOTE A--HISTORY AND BUSINESS

  Walker Engineering, Inc. (the Company) was incorporated in Texas on June 1, 1981. The principal business activity of the Company is electrical engineering in the commercial/ industrial field and the specialized area of airport lighting contracts. Large contracts typically require ten to twenty-four months to complete. The Company conducts these activities primarily within the state of Texas.

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 General

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Federal Income Taxes

  Effective July 1, 1996, the Company, with the consent of its shareholders, elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income tax on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The adoption of Subchapter S status necessitated changing from a fiscal year ending June 30 to a calendar year ending December 31.

 Revenue and Cost Recognition

  Earned revenues are recognized on the percentage-of-completion method measured on the basis of labor costs incurred to date to total estimated labor costs for airport contracts and total costs incurred to date to total estimated costs for all other contracts. Management considers total costs to be the best available measure of progress on the majority of the Company's contracts. However, management considers labor to be a more accurate measure of progress on airport contracts since FAA regulations require the purchase of all materials prior to commencement of the work and the inclusion of prepaid material costs would accelerate the recognition of income beyond actual progress. Adjustments to cost estimates are made periodically.

  Contract costs include all direct labor and material costs. Indirect costs related to contract performance, such as insurance, supplies, repairs and depreciation costs are charged to cost of sales during the period in which they are incurred. Selling, general and administrative costs are charged to expense as incurred. Provision for estimated losses on uncompleted contracts is made in the period in which such losses are determined.

  The asset "Unbilled revenues" represents revenues recognized on contracts for which billings have not been rendered. The liability "Excess billings" represents billings in excess of revenues recognized.

  Revenue and expense on time and material jobs are recognized when the job is billed. Unbilled time and material costs are included in prepaid expenses; however, at December 31, 1997, all costs associated with time and material jobs had been billed.

 Property and Equipment

  Property, equipment and leasehold improvements are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the lives of the assets are capitalized at cost.

                           WALKER ENGINEERING, INC.

  The cost of assets sold, retired, or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations for the period in which the disposal occurred.

  Property and equipment are depreciated over the estimated useful lives of the assets using principally accelerated methods for both federal income tax and financial reporting purposes.

  Leasehold improvements are amortized over the life of the related lease. The rates used to depreciate property and equipment are based on the following estimated useful lives:

       Automotive equipment...........................................  15 years
       Operating equipment............................................ 5-7 years
       Office furniture and equipment................................. 5-7 years
       Computer and software.......................................... 3-5 years
       Leasehold improvements.........................................  39 years

  Total depreciation and amortization expense for the year ended December 31, 1997, amounted to $391,468.

 Investment in Life Insurance Contracts

  The Company's investment in life insurance contracts is stated at cash surrender value as of the balance sheet date.

  The Company maintains two insurance policies on the life of a key officer in the face amounts of approximately $445,000 and $325,000, respectively. The Company is the sole beneficiary of the $445,000 policy. The Company may borrow on the cash surrender value of the policies at any time; therefore, management classifies the investments as current assets.

 Allowance for Doubtful Accounts

  The Company's policy is to expense accounts receivable which are considered to be uncollectible; therefore, no allowance is provided.

 Concentration of Credit

  Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments in government securities. Concentrations of credit risk with respect to trade receivables are limited due to the industry practice of requiring performance bonds on long-term contracts. The Company's customer base consists of general construction contractors concentrated in Dallas-Fort Worth and surrounding areas.

  The Company maintains operating cash accounts and interest bearing accounts with various financial institutions. The total amount of these accounts at December 31, 1997, in excess of the federally insured limits was $126,579. At any point in time, the current balance exceeding the federally insured limits would be at risk in the event the institution is unable to continue business.

                            WALKER ENGINEERING, INC.

NOTE C--CONTRACTS RECEIVABLE

  The Company's contracts receivable were as follows at December 31, 1997:

     Completed contracts............................................ $   624,545
     Contracts in progress..........................................  11,746,133
     Time and material jobs.........................................   3,554,357
     Retention......................................................   3,134,599
                                                                     -----------
                                                                     $19,059,634
                                                                     ===========

NOTE D--COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

     Costs incurred on uncompleted contracts (including job costs prepaid (payable) on airport contracts)....................  $75,932,591
     Gross profit from inception.................................   13,086,972
                                                                   -----------
                                                                    89,019,563
     Less billed to date.........................................   96,173,955
                                                                   -----------
                                                                   $(7,154,392)
                                                                   ===========

  These amounts are included in the accompanying balance sheet under the following captions:

     Unbilled revenues............................................. $   281,404
     Excess billings...............................................  (7,435,796)
                                                                    -----------
                                                                    $(7,154,392)
                                                                    ===========

NOTE E--OTHER ASSETS

  Other assets consist of the following at December 31, 1997:

     Deposits......................................................... $  2,780
     Country club membership deposit..................................    3,675
     Country club initiation deposit..................................  138,775
     Dallas Cowboys bonds and options.................................   20,100
     Texas Rangers bonds and options..................................   15,200
                                                                       --------
                                                                       $180,530
                                                                       ========

                           WALKER ENGINEERING, INC.

NOTE F--COMMITMENTS AND CONTINGENCIES

 Operating Leases

  In November 1997, the Company entered into a 60 month lease on a building owned by the president (NOTE G). Monthly rental payments are $16,000. The Company also maintains various lease agreements for the rental of additional office space and pickup trucks for use in the Company's operations. The Company expects to renew these leases in the ordinary course of business. Future minimum rental payments under these operating leases are as follows:

     1998.............................................................. $346,904
     1999.............................................................. $216,886
     2000.............................................................. $192,000
     2001.............................................................. $192,000
     2002.............................................................. $160,000

  Total rent charged to selling, general and administrative expense for the year ended December 31, 1997, totaled $240,951.

 Line of Credit

  At December 31, 1997, the Company had an unused line of credit of $1,000,000 available to be drawn upon as needed at 1% above the bank prime rate.

 Capital Leases

  During the current year, the Company acquired automotive equipment totaling $237,537 under capital leases. Additionally, the Company has operating equipment totaling $192,604 which was acquired under capital leases in prior years. Future minimum rental payments under these capital leases are as follows for the years ended December 31:

     1998............................................................ $  47,958
     1999............................................................    72,026
                                                                      ---------
     Total minimum lease payments....................................   219,984
     Amount representing interest....................................   (17,318)
                                                                      ---------
     Present value of future lease payments..........................   202,666
     Less current portion............................................  (126,332)
                                                                      ---------
                                                                      $  76,334
                                                                      =========

  During the year ended December 31, 1997, the Company recorded $83,549 in amortization expense related to leased operating equipment. Accumulated amortization on leased operating equipment totaled $124,774 at December 31, 1997.

 Retirement Plan

  Substantially all employees of the Company are covered under the Company's retirement plan which was adopted during the year ended June 30, 1982.

                           WALKER ENGINEERING, INC.

  Effective July 1, 1995, the Company amended its retirement plan and adopted an arrangement pursuant to Section 401(k) of the Internal Revenue Code. The Company has agreed to match fifty percent of employees contributions to the plan up to six percent of employee gross wages. At the discretion of the Board of Directors, the Company may also authorize additional contributions to the plan. During the year ended December 31, 1997, the Company recorded matching contributions to the plan totaling $407,989. No discretionary contributions were made during the period then ended.

NOTE G--RELATED PARTY TRANSACTIONS

  The Company conducts its operations from a building owned by the president (NOTE F). During the year ended December 31, 1997, the Company paid rent of $152,000 to the president.

  In addition, during the year ended December 31, 1997, the president loaned the Company $5,000,000. The Company repaid the outstanding loan balance of $2,000,000 from December 31, 1996, and $1,000,000 of the current year loans, including interest at 10% per annum, prior to December 31, 1997. The remaining note payable of $4,000,000 bears interest at 10% per annum and is due on demand or December 17, 1999. Total interest expense paid to the president during the year ended December 31, 1997 was $210,525.

NOTE H--ACCRUED EXPENSES

  Accrued expenses consist of the following at December 31, 1997:

     Accrued salaries............................................... $  395,303
     Payroll taxes withheld and accrued.............................  2,189,093
     Workers compensation insurance.................................    933,209
     Other insurance premiums.......................................    212,969
     Accrued vacation...............................................    311,908
     Sales tax withheld.............................................    249,439
                                                                     ----------
                                                                     $4,291,921
                                                                     ==========

NOTE I--BACKLOG

  The following schedule shows a reconciliation of backlog representing signed contracts in existence at December 31, 1997:

     Balance, December 31, 1996................................... $ 64,334,473
     Contract adjustments.........................................   27,509,457
     New contracts signed.........................................   75,645,770
                                                                   ------------
                                                                    167,489,700
     Less contract revenue earned in current period...............  113,188,860
                                                                   ------------
     Balance, December 31, 1997................................... $ 54,300,840
                                                                   ============

  Subsequent to December 31, 1997, the Company executed new contracts and received signed letters of intent totaling $22,343,000.

                           WALKER ENGINEERING, INC.

NOTE J--MAJOR CUSTOMERS

  The Company derived 57% of its revenue for the year ended December 31, 1997, from two general contractors (multiple contracts) and one major customer. The total revenue from these contracts was approximately $64.5 million. Amounts owed the Company by these entities at December 31, 1997, were $5,865,763.

NOTE K--SUBSEQUENT EVENT

  Subsequent to year end, the Company entered into a letter of intent whereby Consolidation Capital Corporation would acquire Walker Engineering, Inc.